UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020860

March 18, 2004

Michael P. Rogan
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2004

Re: Reliant Resources, Inc.
Incoming letter dated February 6, 2004

Dear Mr. Rogan:

This is in response to your letters dated February 6, 2004 and February 20, 2004 concerning the shareholder proposal submitted to Reliant. We also have received letters from the proponent dated February 9, 2004 and February 23, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Enclosures

cc: Don D. Jordan
Chairman & Chief Executive Officer
Jordan Capital Management
#3 Riverway Suite 910
Houston, TX 77056

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111
TEL: (202) 371-7000
FAX: (202) 393-5760
http://www.skadden.com

DIRECT DIAL
202-371-7550
DIRECT FAX
202-661-8200
EMAIL ADDRESS
MROGAN@SKADDEN.COM

February 6, 2004

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Reliant Resources, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Reliant Resources, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by Don D. Jordan (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

I. The Proposal

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and (ii) a letter dated December 23, 2003 from the Proponent to the Company, with the Proposal attached thereto (Exhibit A). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

The text of the resolution set forth in the Proposal is as follows:

"Resolved, that shareholders of Reliant Resources, Inc. request the Board of Directors adopt an executive compensation policy that limits the number of annual stock option grants to no more than 50,000 shares per individual officer or employee and that all outstanding option grants be exercised or expire on the date of termination from the Company."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

II. Bases for Excluding the Proposal

A. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with a matter relating to the conduct of the company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." See Lucent Technologies Inc. (November 6, 2001). In its Staff Legal Bulletin No. 14A, the Staff drew a clear distinction between shareholder proposals that relate only to senior executive officers and directors, which are excludable, and shareholder proposals that relate to a broader group of senior executive officers, directors and employees, which, generally, are not excludable. Division of Corporation Finance: Staff Legal Bulletin No. 14A – Shareholder Proposals (July 12, 2002). The Staff has also repeatedly taken the position in no-action letters that shareholder proposals that are not clearly directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). See Ascential Software Corporation (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Phillips Petroleum Co. (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that references "the Chairman and other officer" because it was not clearly directed only at executive officer compensation); Lucent Technologies Inc. (November 6, 2001) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that provided for the reduction of the salaries of "all officers and directors" by 50%); Minnesota Mining and Manufacturing Co. (March 4, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations); and Battle Mountain Gold Co. (February 13, 1992) (allowing the exclusion of a shareholder proposal under rule 14a-8(i)(7) that related to either senior executive or other employee compensation unless the proposal was revised to address only senior executives). For the reasons set forth below, the Company believes that the Proposal targets broader compensation policies and practices than senior executive compensation and, therefore, may be excluded from the Proxy Materials.

First, the Proponent's request that the Company's Board of Directors "adopt an *executive compensation policy*" (emphasis added) is overbroad since it fails to adequately specify who is included in the term "executive" (i.e., the term may encompass individuals who are not "senior" executives). The Company classifies many of its employees as being within the "executive" ranks of the Company. Commensurate with their experience and levels of responsibility, the compensation of these individuals may be covered by a general "executive compensation policy" even if not all such individuals are considered "senior executive officers" of the Company. The Staff has previously decided that shareholder proposals that are vague, overly broad, fail to adequately define who is included in the definition of "executive" or not clearly restricted to senior executive compensation may be excluded from proxy materials. See Cincinnati Bell, Inc. (February 9, 2000) (allowing the omission of a shareholder proposal that failed to identify who was included in the definition of "executive" and therefore could be read broadly enough to include anyone in the company's management unless the proposal was revised to indicate which employees would be impacted by the proposal) and FPL Group (February 3, 1997) (allowing the omission of a shareholder proposal that addressed compensation of "upper management" and "supervisors" as being overly broad). Since the Proposal can be read broadly enough to encompass a number of individuals who are clearly not "senior" executive officers of the Company, the Company believes that it may be deemed to address "general compensation matters" and, as such, is properly excludable from the Proxy Materials.

Second, although the lead-in to the Proposal requests the Company's Board of Directors to "adopt an executive compensation policy," neither of the two specific mandates that are detailed in the Proposal are limited to either "senior executive officers" or "executive officers" of the Company. Instead, the Proponent requests that (i) the number of annual stock option grants be limited "to no more than 50,000 shares *per individual officer or employee*" (emphasis added) and (ii) that "*all* outstanding option grants be exercised or expire on the date of termination from the Company" (emphasis added). The Company believes that the broad scope of the mandates indicates an intent on the part of the Proponent to affect general employee compensation, rather than only senior executive compensation. In addition, it appears that the Proposal merely raises the issue of the adoption of an "executive" compensation policy in an attempt to avoid having the Proposal excluded as dealing with "ordinary business operations" of the Company. The Staff has previously disallowed attempts to use the term "executive" to direct attention away from the fact that a proposal affects general employee compensation. See El Paso Energy

Corporation (March 9, 2001) (allowing the exclusion of a proposal that intertwined executive and general compensation matters unless the proposal was revised to be limited to address only executive compensation matters). Since the implementation of the specific mandates set forth in the Proposal would impact the compensation of a broader category of employees than only senior executive officers, the Company believes that the Proposal relates to general compensation issues which are within the scope of the Company's ordinary business operations.

When executive compensation and general compensation may be intertwined in a proposal, the Staff has consistently determined that the proposal is not a proper subject for shareholder action and may be excluded as relating to ordinary business operations. See Comshare, Incorporated (September 5, 2001) (allowing the exclusion of a proposal seeking to improve disclosure of a company's strategy for awarding stock options to top executives and directors); AT&T Corp. (February 29, 2000) (proposal seeking to modify a stock-based incentive plan pursuant to which the company made stock option grants to all employees); and BioTechnology General Corp. (April 28, 2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate). Furthermore, the Staff has consistently taken the position that a proposal may be omitted under Rule 14a-8(i)(7) where the proposal deals with matters relating to the conduct of the company's ordinary business, even if the Staff concludes that certain matters covered by the proposal may be outside the scope of ordinary business. See E*Trade Group, Inc. (October 31, 2000) (allowing the exclusion of a proposal when two of the four means suggested to enhance shareholder value related to ordinary business matters and two did not) and Z-Seven Fund, Inc. (November 3, 1999) (allowing for the complete exclusion of a proposal with the Staff "noting in particular that although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters.")

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of Staff Legal Bulletin No. 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation..." Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals (July 13, 2001). Here, it is clear that the specific mandates of the proposal focus on general employee compensation.

Due to the Proponent's failure to limit the Proposal to compensation of senior executive officers and the fact that the implementation of the Proposal would affect general employee compensation matters, the Company believes that the Proposal relates to its ordinary business operations and may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal would Require the Company to Breach Legally Binding Agreements in Violation of State Law.

The Proposal requests, in part, that the Company's Board of Directors adopt an executive compensation policy that requires that "all outstanding option grants be exercised or expire on the date of termination from the Company." If the Company were to implement the Proposal, it would result in a breach by the Company of existing employment agreements and other legally binding obligations of the Company, in violation of state law, and, therefore, the Company believes that it is excludable under Rule 14a-8(i)(2).

The Company has issued stock options to certain of its executive officers pursuant to long-term incentive plans and/or other stock option plans approved by its shareholders and related award agreements which, by their terms, have various dates upon which the stock options granted pursuant thereto may be exercised and/or expire. In addition, the Company has entered into employment agreements with certain of its executive officers that specify, among other things, the period of time following termination during which the executive officer has the right to exercise any vested stock options then held by such executive officer. If the Company were to unilaterally impose a new condition on the exercise of outstanding stock options, the action would cause a breach of many of the award agreements pursuant to which stock options have been granted to its executive officers, each of which is governed by Texas law, in violation of Texas law.

In previous no-action letters, the Staff has consistently taken the position that shareholder proposals may be excluded from a company's proxy materials under Rule 14a-8(i)(2) if the proposal would cause the company to breach its existing employment agreements or other contractual obligations. See Selective Insurance Group, Inc. (March 24, 2003) (allowing the exclusion of a proposal that would cause the company to violate employment agreements and unilaterally impose a new condition on the exercise of outstanding stock options); The Gillette Company (March 10, 2003) (allowing the exclusion of a proposal that would cause the company to unilaterally change the terms of an employment agreement to reduce or revoke the benefits granted thereunder); Liz Claiborne, Inc. (March 18, 2002) (allowing the exclusion of a proposal that would cause the company to breach its existing severance agreements); Equimark Corporation (February 13, 1992) (allowing the exclusion of a proposal that would cause the company to breach some existing employment contracts and agreements); and NetCurrents, Inc. (June 1, 2001) (allowing the exclusion of a proposal that would cause the company to breach existing employment agreements or other contractual obligations). Under Texas law, the governing law of the existing award agreements, one party cannot unilaterally modify a contract after it has been entered into; instead, both parties to the contract must agree to its modification. See Texas Workers' Compensation Ins. Facility v. State Bd. of Ins., 894 S.W.2d 49, 54 (Tex. Ct. App. 1995); Mandril v. Kasishke, 620 S.W.2d 238, 244 (Tex. Civ. App.—Amarillo 1981, writ ref'd n.r.e.)(citing Kitten v. Vaughn, 397 S.W.2d 530, 533 (Tex. Civ. App.—Austin 1965, no writ)); and Safeway Managing Gen. Agency for State and County Mutual Fire Ins. Co. v. Cooper, 952 S.W.2d 861, 867 (Tex. Ct. App. 1997).

Since the implementation of the Proposal would require the Company to unilaterally modify its existing contractual obligations, in violation of Texas law, and breach existing agreements, the Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(2).

C. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(6) Because Implementation of the Proposal is Beyond the Power of the Company to Lawfully Effectuate.

The Company believes that the Proposal may also properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6) because implementation of the Proposal is beyond the power of the Company to lawfully effectuate.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "if the company would lack the power or authority to implement the proposal." The Staff has previously determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded under Rule 14a-8(i)(6). See Selective Insurance Group (March 24, 2003); The Gillette Company (March 10, 2003); Liz Claiborne, Inc. (March 18, 2002); and NetCurrents, Inc. (June 1, 2001).

As described in Section II.B. above, the implementation of the Proposal would cause the Company to breach its existing contractual obligations and, therefore, is beyond the power of the Company to lawfully effectuate. Accordingly, the Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6).

D. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates Rule 14a-9.

In addition to the foregoing bases, the Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a proposal to be excluded if it is contrary to the proxy rules, including Rule 14a-9. Rule 14a-9 prohibits false and misleading statements in proxy material. Pursuant to this rule, the Staff has previously required proponents to substantiate statements set forth in shareholder proposals where opinions have been cast as facts, without providing any factual support. See Boeing Co. (February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions). In addition, Note (b) to Rule 14a-9 provides that: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading and, in reliance thereon, the Staff has previously determined that statements which impugn the character and integrity of a company's management are per se misleading and excludable under Rules 14a-8(i)(3) and 14a-9. See POCI, Inc. (April 7, 1992) (deciding that statements labeling directors as arrogant and inept should be excised, since these contentions, even if cast as opinions, violate Rule 14a-9) and Kiddie Products, Inc. (April 8, 1988) (deciding that a statement that members of the management have "very high and ever-increasing salaries and perks" is excludable). As described below, the Company believes that the Proponent has made several false and misleading statements in its supporting statement and, therefore, the Proposal is excludable under Rule 14a-8(i)(3).

First, the Proponent's supporting statement includes several statements which are false and misleading because they imply, without factual foundation, that the grant of stock options to employees of the Company would improperly motivate the employees and encourage them to engage in improper, illegal and/or immoral conduct. For example, in the second paragraph of the supporting statement, the Proponent states that "[t]he potential to become personally rich often creates temptation, temptation turns to greed, and greed promotes short-term, self-serving decisions rather than those in the long-term best interest of the [C]ompany." In the seventh paragraph of the supporting statement, the Proponent states that "[i]t is not theory that large stock option grants alter the heart and mind of many who receive them." Each of the sentences cited above suggest that the grant of stock options would encourage or lead to improper, illegal or immoral behavior on the part of the Company's employees. However, there is no factual basis upon which to form such a conclusion or to otherwise call into question the character, integrity and personal reputation of the Company's employees.

Second, the Proponent's supporting statement includes several statements which should be couched as "opinions" of the Proponent rather than as statements of fact. For example, the first paragraph of the supporting statement states that "[l]arge option grants are a recent phenomenon designed to make individuals rich beyond ordinary reason. They often reward executives for stock price increases due solely to a general stock market rise, even if the company performs poorly." In the sixth paragraph of the supporting statement, the Proponent states "[d]on't believe that stock options are free and don't cost shareholders anything. If exercised, the Company must service a larger number of shares outstanding or buy them back at market price. If they are not bought back, the Company looses [sic] the income it would have received had the same number of shares been sold . . ." Each of these sentences are conclusory statements that lack factual support, and, at a minimum, should be recast as the Proponent's opinions.

Third, the Proponent's supporting statement includes several statements which imply, without factual foundation, that the Company's Directors have failed to appropriately exercise their fiduciary duties in connection with the grant of stock options and the approval of existing employment contracts. For example, in the third paragraph of the supporting statement, the Proponent states that "[d]irectors sometimes do not diligently control the total number of option grants and often continue to make large grants each year..." In the fourth paragraph, the Proponent states that "[d]irectors of Reliant Resources granted the same former CEO 500,000 option shares at approximately $3.50 each on March 11, 2003, only one month prior to asking him to resign on April 11, 2003. He was allowed to keep these options active for 3 years after his termination . . . Is this fair to the Company or shareholders?" Moreover, in the fifth paragraph, the Proponent states that "[e]xisting employment contracts are no excuse since Boards create the contracts." Although each of the statements imply that the Company's Directors acted improperly, none of the aforementioned paragraphs in the Proponent's supporting statements are supported by any evidence that any of the Directors breached their respective fiduciary duties to the Company or the Company's shareholders and the supporting statement fails to include material facts (e.g., evidence of impropriety on the part of the Company's Directors) necessary to make such statements not false and misleading.

The Staff has previously stated that in certain circumstances a company may properly exclude entire shareholder proposals where they contain false and misleading statements or omit material facts necessary to make such proposals not false and misleading. See Division of Corporation Finance: Staff Legal Bulletin No. 14 –Shareholder Proposals (July 13, 2001) ("[i]n drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate"). In addition, when a proposal and supporting statement "will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." Id. Requiring the Staff to spend an enormous amount of time and resources reviewing proposals and supporting statements that contain "obvious deficiencies in terms of accuracy, clarity and relevance . . . is not beneficial to participants . . . and diverts resources away from analyzing core issues under Rule 14a-8 . . ." Id. As described in detail above, the Proponent's supporting statement contains a number of "obvious deficiencies" that would require the Staff to spend a substantive amount of time and resources to review. Moreover, extensive editing would be required to make the supporting statement comply with the proxy rules. In light of the false and misleading tone and content of the Proponent's supporting statement and the unwarranted expenditure of time and resources that would be required to bring the supporting statement into compliance with the proxy rules, the Company believes that the Proposal may be omitted in its entirety from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the reasons and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to the Company's ordinary business operations, (ii) under Rule 14a-8(i)(2) because the Proposal would require the Company to breach existing agreements and contractual obligations, (iii) under Rule 14a-8(i)(6) because the Proposal is beyond the power and authority of the Company to lawfully effectuate, and (iv) under Rule 14a-8(i)(3) because it violates Rule 14a-9. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (202) 371-7550.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael P. Rogan

cc: Michael L. Jines
Senior Vice President and General Counsel
Reliant Resources, Inc.

Don D. Jordan

Exhibit A

Jordan
Capital Management

Don D. Jordan
Chairman & Chief Executive Officer
Retired Chairman & CEO
Reliant Energy

December 23, 2003

Mr. Joel V. Staff
Chairman & Chief Executive Officer
Reliant Resources, Inc.
P. O. Box 148
Houston, TX 77001-0148

Dear Mr. Staff:

In accordance with Rule 14a-8 of the Security and Exchange Commission, I am submitting the attached Shareholder's Proposal for inclusion in the Reliant Resources, Inc.'s proxy to be mailed to shareholders in 2004.

I am a qualifying shareholder holding common shares of Reliant Resources, Inc. in the names of Don D. Jordan and DDJ Investments in excess of $2,000 in market value for over one year, and will continue to hold these securities through the date of the annual shareholders meeting. This resolution request is timely filed prior to January 5, 2004 and qualifies in all other ways under the SEC rules.

All statements, dates, and numbers listed in the resolution are believed to be correct. However, if you find any that require modification, I hereby request your early communication in order that accuracy can be assured.

If approved, this resolution will benefit shareholders and I look forward to presenting it at the annual shareholder's meeting. I hope the Company will support this resolution and encourage shareholders to vote in its favor.

Sincerely,

Don D. Jordan

DDJ/nss

Attachment

cc: Mr. Michael L. Jines
Senior Vice President & General Counsel
Reliant Resources, Inc.
P. O. Box 1384
Houston, TX 77251

#3 Riverway Suite 910 Houston, Texas 77056 Telephone 713.207.3001 Fax 713.207.3065

Reliant Resources, Inc.
Shareholder Proposal

Resolved, that shareholders of Reliant Resources, Inc. request the Board of Directors adopt an executive compensation policy that limits the number of annual stock options grants to no more than 50,000 shares per individual officer or employee and that all outstanding option grants be exercised or expire on the date of termination from the Company.

Statement of Support: This Resolution is not offered as criticism, but to improve future corporate performance. Recent events have proven large stock option grants are not in the long-term best interest of the corporation or the shareholders for the following reasons:

1. Large option grants are a recent phenomenon designed to make individuals rich beyond ordinary reason. They often reward executives for stock price increases due solely to a general stock market rise, even if the company performs poorly.

2. The potential to become personally rich often creates temptation, temptation turns to greed, and greed promotes short-term, self-serving decisions rather than those in the long-term best interest of the company.

3. Directors sometimes do not diligently control the total number of option grants and often continue to make large grants each year. For example, the Reliant Resources Board granted its former CEO approximately 2,050,000 option shares from March 1, 2001 to April 1, 2003.

4. Directors of Reliant Resources granted the same former CEO 500,000 option shares at approximately $3.50 each on March 11, 2003, only one month prior to asking him to resign on April 11, 2003. He was allowed to keep these options active for 3 years after his termination. Should Reliant Resources stock reach $20 per share before April 2006, he can receive a profit of $8,250,000 on this single grant even though he will have contributed nothing during those 3 years. Is this fair to the Company or shareholders?

5. Existing employment contracts are no excuse since Boards create the contracts.

6. Don't believe that stock options are free and don't cost shareholders anything. If exercised, the Company must service a larger number of shares outstanding or buy them back at market price. If they are not bought back, the Company looses the income it would have received had the same number of shares been sold. New regulations recognize this and will likely make corporations charge earnings for future grants.

7. It is not theory that large stock option grants alter the heart and mind of many who receive them. We have all seen it happen. Shareholders must exercise self-help or be destined to see it happen again somewhere.

8. Adequate compensation packages can reward executive performance and competent executives can be employed without the use of outrageous stock option grants. One hundred years of history prior to their recent adoption proves that fact.

Shareholders must stand against corporate self-serving arguments that large stock option grants help shareholders. **They do not.** Remind this Board that they work for you and vote for this resolution.

Submitted by Don D. Jordan, Retired Chairman and Chief Executive Officer of Houston Lighting & Power Co., Houston Industries, Inc. and Reliant Energy, Inc.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000

FAX: (202) 393-5760

http://www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
RESTON
SAN FRANCISCO
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

DIRECT DIAL
202-371-7550
DIRECT FAX
202-661-8200
EMAIL ADDRESS
MROGAN@SKADDEN.COM

February 20, 2004

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Reliant Resources, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On February 6, 2004, we filed a letter (the "No-Action Request") on behalf of our client, Reliant Resources, Inc., a Delaware corporation (the "Company"), requesting that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concur with the Company's view that, for the reasons stated in the No-Action Request, the shareholder proposal (the "Proposal") submitted by Don D. Jordan (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. On February 9, 2004, the Company received a copy of the Proponent's letter to the Staff (the "Response Letter") in which the Proponent sets forth his response to the No-Action Request and attempts to revise the Proposal. As discussed below, the Company does not accept the Proponent's revisions and hereby respectfully requests that the Staff concur that, based on the original language set forth in the Proposal, the Proposal may be omitted in its entirety from the Company's Proxy Materials on the bases set forth herein and in the No-Action Request. This letter does not restate the contents of, and should therefore be read in conjunction with, the No-Action Request.

In accordance with SEC rules, we have enclosed six copies of this letter. In addition, a copy of this letter is being sent simultaneously to the Proponent.

I. The Company is not Required to Accept the Proponent's Revisions to the Proposal

In the Response Letter, the Proponent attempts to rectify deficiencies in the Proposal by making certain revisions thereto. The revisions were submitted after the deadline for submitting proposals and after we, on behalf of the Company, submitted the No-Action Request. In Section E.3. of the Division of Corporation Finance Staff Legal Bulletin No. 14 ("SLB 14"), the Staff confirms that a company has the right to refuse to accept any revisions made to a proposal after the company has submitted its no-action request. Accordingly, as permitted pursuant to SLB 14, the Company does not accept the Proponent's revisions and respectfully requests that the Staff base its no-action response on the Proposal included in the No-Action Request.

II. Bases for Excluding the Proposal

For the reasons and based on the authorities cited herein and in the No-Action Request, the Company continues to believe that the Proposal, as originally submitted by the Proponent, may properly be omitted from its Proxy Materials. Since, as indicated above, the Company does not accept the Proponent's revisions to the Proposal and has requested herein that the Staff base its no-action response on the Proposal included in the No-Action Request, we do not believe that it is necessary to respond to each of the arguments set forth in the Response Letter. Instead, what follows is a summary of the bases upon which the Company continues to believe that the exclusion of the Proposal from its Proxy Materials is appropriate. We refer you to the No-Action Request for a more detailed discussion of each of these bases.

A. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

The Proposal is not limited to matters relating to the compensation of senior executive officers. Instead, it addresses, and the implementation of the Proposal would affect, general compensation matters. Consequently, the Company continues to believe, based on the authorities cited in the No-Action Request, that the Proposal relates to its ordinary business operations and may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal would Require the Company to Breach Legally Binding Agreements in Violation of State Law.

The Proposal specifically requests, in part, that "all *outstanding* option grants be exercised or expire on the date of termination from the Company" (emphasis added). To implement the Proposal, the Company would have to unilaterally modify the exercise and expiration dates of currently outstanding stock options. Each such modification would constitute a breach of the long-term incentive plan, stock option plan, award agreement and/or employment agreement pursuant to which such stock options were granted, in violation of Texas law. Consequently, the Company continues to believe, based on the authorities cited in the No-Action Request, that the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(2).

C. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(6) Because Implementation of the Proposal is Beyond the Power of the Company to Lawfully Effectuate.

Since the implementation of the Proposal would require the Company to breach certain of its existing contractual obligations, in violation of Texas law, it is beyond the power of the Company to lawfully effectuate the Proposal. Consequently, the Company continues to believe, based on the authorities cited in the No-Action Request, that the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(6).

D. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates Rule 14a-9.

Proponent's supporting statement includes a number of false and misleading statements. In light of the false and misleading tone and content of the supporting statement and the unwarranted expenditure of time and resources that would be required to bring the supporting statement into compliance with the proxy rules, the Company continues to believe, based on the authorities cited in the No-Action Request, that the Proposal may be omitted in its entirety from its Proxy Materials pursuant to Rule 14a-8(i)(3).

We note that in the Response Letter, the Proponent suggests that recharacterizing certain statements as his beliefs would be sufficient to correct the false and misleading nature of the statements. Such a recharacterization is not sufficient, however, to bring the supporting statement into compliance with the proxy rules. Specifically, Note (b) to Rule 14a-9 provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading. The Note does not provide that the misleading nature of such material can be remedied by recasting it as an opinion or belief. Furthermore, the Staff has previously determined that unfounded assertions representing the unsubstantiated personal opinion of a proponent are *per se* misleading and excludable under Rules 14a-8(i)(3) and 14a-9. See POCI, Inc. (April 7, 1992) (deciding that statements labeling directors as arrogant and inept should be excised, since these contentions, *even if cast as opinions*, violate Rule 14a-9) (emphasis added); P&F Industries, Inc. (March 19, 1991) (deciding that a statement referring to "management abuses" without the inclusion of facts necessary to support the proponent's assertion, *even if cast as opinions*, contravened former Rule 14a-8(c)(3)) (emphasis added); and Detroit Edison Co. (March 4, 1983) (deciding that statements implying that the company engaged in improper "circumvention of...regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)). Consequently, the Proponent can not cure the false and misleading statements that imply, without factual foundation, that the grant of stock options to employees of the Company would improperly motivate the employees and encourage them to engage in improper, illegal and/or immoral conduct and that the Company's Directors have failed to appropriately exercise their fiduciary duties in connection with the grant of stock options and approval of existing employment contracts, by simply recasting the statements as his beliefs. Instead, the Proponent must either provide a factual foundation for each false and misleading statement or delete them.

We also note that in the Response Letter the Proponent asserts that "[t]here is not room in a 500 word proposal to provide specific support for every item the Company would choose to contest, so if the SEC so requires, I would be willing to make a general statement that it is my opinion." Notwithstanding the challenge that compliance with the 500-word limit may present, the Staff does not allow proponents to use the 500-word limit as an excuse for making a false and misleading statement. See Merrill Lynch & Co., Inc. (February 6, 2004) (requiring proponent to add a citation to the specific source of a statement in spite of proponent's assertion that it would provide the citation if the company agreed to waive the 500-word limitation) and Halliburton Co. (January 30, 2001) (requiring proponent to clarify or recast several portions of its supporting statement in spite of proponent's objection that, given the 500-word limit, it could not address every eventuality). Since, as discussed above, simply recasting the objectionable statements as his opinion or belief is not sufficient to cure the false and misleading nature of such statements, the Proponent must either provide the factual foundation for each false and misleading statement, in compliance with the 500-word limit, or delete them.

III. Conclusion

For the reasons and based on the authorities cited in the No-Action Request and herein, the Company continues to believe that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to the Company's ordinary business operations, (ii) under Rule 14a-8(i)(2) because the Proposal would require the Company to breach existing agreements and contractual obligations, (iii) under Rule 14a-8(i)(6) because the Proposal is beyond the power and authority of the Company to lawfully effectuate, and (iv) under Rule 14a-8(i)(3) because it violates Rule 14a-9. In addition, it is clear from the Response Letter and from the discussion set forth herein and in the No-Action Request that the Proposal and the Proponent's supporting statement would require detailed and extensive editing in order to bring them into compliance with the proxy rules. While the Staff often permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. See Section E.1. of SLB 14. Therefore, the Company continues to believe that it may omit the entire Proposal and the entire supporting statement from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (202) 371-7550.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael P. Rogan /by DDA

Michael P. Rogan

cc: Michael L. Jines
Senior Vice President and General Counsel
Reliant Resources, Inc.

Don D. Jordan

Jordan
Capital Management

Don D. Jordan
Chairman & Chief Executive Officer
Retired Chairman & CEO
Reliant Energy

February 23, 2004

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Reliant Resources, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On February 20, 2004, Reliant Resources, Inc. filed its second request to the Securities & Exchange Commission seeking to have the Shareholder's Proposal requested by me omitted from its 2004 Proxy. While much of the argument simply repeats earlier positions by the Company, some statements require a reply.

First, I am sorry the SEC is faced with contentious issues relative to this Proposal. Such conflict requires extra time by the Staff to review, surely more time than a minor revision would require. Nevertheless, I am enclosing six copies of both my original letter dated February 9, 2004, as well as this second response to Reliant Resources' letter of February 20, 2004.

The Proposal continues to be quite simple. I do not believe huge stock option grants are in the best interest of the shareholder and want shareholders to have the opportunity to request the Board of Reliant Resources, Inc. to limit stock option grants to 50,000 units per qualifying person per year. If a shareholder cannot make this simple request without violating the Company's "ordinary business operations", how can we ever be heard?

The following comments are offered in response to the Reliant Resources' February 20, 2004 letter.

I. The Company argues it is not required to accept the Proponent's revision to the Proposal.

A. Line 1, Paragraph I, Page 2 states that the Proponent "attempts to rectify deficiencies" by making revisions. There is no admission in Proponent's reply that legitimate deficiencies exist.

#3 Riverway Suite 910 Houston, Texas 77056 Telephone 713.207.3001 Fax 713.207.3065

B. The Proponent's revisions submitted were simple and intended to satisfy concerns which the Company argues the SEC should adopt. No complaint on behalf of the Company was ever raised until their opposition was submitted to the SEC. I received a copy of their original letter of opposition late on Friday, February 6, 2004 and replied to the SEC on Monday, February 9, 2004. Therefore, the revisions designed to satisfy Reliant Resources were timely. Surely if the SEC ever allows any revisions after original documents are filed, these should be simple enough to qualify.

C. The revisions adding the word ***future*** in two places in the Proposal, as outlined in Item C, Page 7 of my original response, was meant for clarification only, and to address any possible concerns the Company has in one of its major arguments. It does not change the intent of the Proposal which clearly says it is intended to "improve ***future*** corporate performance."

D. The substitution of the second sentence of the Statement of Support was changed to respond to Reliant Resources' request of the SEC that ***some*** statements in the Statement of Support be qualified as Proponent's opinions (see Paragraph 1, Page 7 of Reliant's original opposition dated February 6, 2004). Although it is clear that these support statements are factual, I agreed to state that ***all*** were my opinion. Now the Company argues at the end of the first paragraph on Page 4 of their February 20, 2004 letter in opposition to the Proposal, that I should not be allowed to state that "I believe the following statements are accurate", and that such statement is not sufficient to cure what they wrongfully claim are false and misleading statements. It should be noted that in opposition to Shareholder Proposals which companies routinely make in Proxy Statements, they use the phrase "the Company believes" frequently.

II. A. The Proposal does not violate the Company's ordinary business operations. As described earlier, "it does not limit any organizational design, number of employees at any level, the location of business activities, the products which might be supplied, any business agreements or partnerships, indeed the total amount of compensation which might be paid any individual in the corporate structure, or any other business operation of the Company." It does not effect compensation levels. "Management is free to set compensation levels at any level their conscience and shareholder tolerance will support through the use of many other devices."

This Proposal only wants the shareholders to be allowed to vote to request the Reliant Board of Directors to limit the stock option portion of the total compensation package to 50,000 shares per qualifying person per year. Surely, this is in the spirit of what the SEC intended the Shareholder Proposals to do.

II. B & C — Both these issues were argued to the SEC earlier. The following is a brief reply which was outlined in more detail previously.

1. The statement in the Proposal which states "all outstanding option grants be exercised or expire on the date of termination from the Company" clearly refers to those grants made in the future after the Board, in its wisdom, adopts the Shareholder's Proposal.

2. There is no intent or language to support that this Proposal would seek to have the Company violate any Texas laws.

3. If the Company is only concerned that some future reading may be confusing, the addition of the word ***future*** in two places would clarify their concerns.

II. D. — To make it very clear to Reliant Resources, I believe the statements included in the Statement of Support are ***neithe***r false ***nor*** misleading. Reliant suggested that some should be characterized as beliefs, and in order to be responsive, I agreed to say that ***all*** were my beliefs.

In addition, this Proposal does ***not*** "impugn the character, integrity or personal reputation" of the Company or its officers. It specifically says, "This Resolution is not offered as criticism."

Please note that in every case where the word Directors or Boards are used in the supporting document, they are always plural. They clearly refer to Directors and Boards in general and only mention Reliant Resources as examples of the broader problem the Proposal seeks to address

Statement of Support items to note:

3. ***Directors*** sometimes do ....
5. Existing employment contracts are no excuse since ***Boards*** create the contracts.

Thank you for the opportunity to respond. My Proposal is simple and I believe, in the best interest of the shareholder, but it has attracted extreme opposition from Reliant Resources. It seems to me that Reliant sums up the decision facing the SEC fairly well near the end of the first paragraph marked III Conclusion on Page 5 of their February 20, 2004 letter when they state:

> "While the Staff often permits a Proponent to revise a Proposal that contains relatively minor defects, the Staff has stated that it 'may find it appropriate for companies to exclude the entire Proposal, Supporting Statements, or both, as materially false and misleading in cases where detailed and extensive editing would be required'".

The minor defects claimed by the Company can be easily cured with the addition of a total of only four words and the changing of one sentence, as outlined in my letter of February 9, 2004. Surely this cannot rise to the level "where detailed and extensive editing would be required."

This simple Proposal is important to Reliant Resources' shareholders and I request that it be approved either in its revised form or if you so find, it its original form. Should the Staff have any questions, require any additional information, or disagree with my desire to have this important issue placed before the Reliant Resources' shareholders in the 2004 Company Proxy, I would appreciate the opportunity to confer with the Staff prior to the issuance of your decision. You may reach me at the address or telephone number printed on this document or I will be available to meet with you in your offices in Washington, D.C. at your convenience.

Very truly yours,

DDJ/nss

Enclosure

cc: Michael L. Jines
Senior Vice President & General Counsel
Reliant Resources, Inc.

Jordan
Capital Management

Don D. Jordan
Chairman & Chief Executive Officer
Retired Chairman & CEO
Reliant Energy

February 9, 2004

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Reliant Resources, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On December 23, 2003, I submitted a Shareholder's Proposal to Reliant Resources, Inc. for inclusion in the Company's Proxy to be mailed to shareholders in 2004. Although I have owned stock in its predecessor company and also Reliant Resources, Inc. since its inception, as well as several other public companies, this is the first Shareholder's Proposal I have ever made. I acquired a copy of the Security & Exchange Commissions Regulations 14A & 14C and specifically reviewed Rule 14a-8. As indicated in the attached cover letter to my Proposal, delivered to Reliant Resources, I believed the Proposal to be in compliance.

When submitting the Proposal to the Company on December 23, 2003, I indicated a willingness to make any necessary modifications to assure accuracy. Although the Company perhaps has no legal obligation to word my Proposal consistent with tested language, it is interesting to note that I received no contact from them at all until they spent thousands of dollars in shareholder's money to produce a 10 page argument to the SEC attempting to omit my Proposal. It is clear the Company does not want even a partial historical record placed before the shareholders and do not want them to have an opportunity to vote on this issue. They seek to have the Proposal rejected by technical reading which will avoid shareholder input.

The Proposal is simple. It seeks to address excessive option share grants by placing a limit of 50,000 shares to be granted annually for ***future*** grants and for ***future*** option grants to be exercised or expire on the date of termination from the Company. If the SEC has concern with any of the proposed language, I am willing to modify the language and request the opportunity to do so.

My response to the arguments to exclude the Proposal presented by Mr. Rogan for Reliant Resources is as follows:

#3 Riverway Suite 910 Houston, Texas 77056 Telephone 713.207.3001 Fax 713.207.3065

I. Page 2, Item II.A.

A. Ordinary Business Operations

This Proposal does not limit the conduct of the Company's "Ordinary Business Operations". It does not limit any organizational design, number of employees at any level, the location of business activities, the products which might be supplied, any business agreements or partnerships, indeed the total amount of compensation which might be paid any individual in the corporate structure, or any other business operation of the Company.

Excessive stock option grants are not in the best interest of the corporation and should be a smaller part of the overall compensation package. Management is free to set compensation levels at any level their conscience and shareholder tolerance will support through the use of many other devices. Therefore, the Proposal does not reach to the argument that it addresses "general compensation issues".

B. Mr. Rogan's argument, Re: Staff Legal Bulletin No 14A seems to claim a clear distinction exists that Shareholder Proposals relating only to senior executive officers and directors are excludable while Shareholder Proposals that relate to a broader group of senior executive officers, directors and employees generally are not excludable. See lines 5-9, Page 2, II.A.

By contrast, he states in lines 10-12, Page 2, II.A. that the staff has repeatedly taken the position in no-action letters that Shareholder Proposals that are not clearly directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7).

These statements seem to be in conflict and would allow legal argument on either side.

From a practical standpoint, the favored position by the SEC is acceptable to my Proposal. Only senior executive officers have, in the past, been granted excessive stock options ranging up to 1,000,000 per year. They are the only ones likely to receive them again. Mr. Rogan gives me too much credit when he suggests at the end of Page 3 that I manipulated the wording of the Resolution to cover up some unworthy plan.

I am willing to alter any wording requested by the SEC which addresses the issue and is acceptable. Evidently such a revision is possible "if it is unclear whether the Proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation". Page 4, Line 6, Paragraph 3. My Proposal does not address ordinary business operations as outlined on Page 2, Item I.A. of this letter.

II. Page 5, Item B.

This entire argument reaches far to conclude that the Proposal seeks to cause the Company to breach existing employment agreements, other contractual obligations or state law. The Statement of Support in the Proposal clearly says, "This resolution is not offered as criticism, but to improve ***future*** corporation performance." (emphasis added) The Resolution states that "limits the number of annual stock option grants to no more than 50,000 shares per individual officer or employee and that all outstanding option grants be exercised or expire on the date of termination from the Company." All reference to the exercise or expiration of option grants clearly refers only to the 50,000 or less granted under this Resolution. There is no language which refers to any previous grants and certainly nothing to encourage the violation of existing rights or state law. Previous option grants would not be effected.

III. Page 6, Item C

The Company agues that this Proposal should be omitted because "implementation of the Proposal is beyond the power of the Company to lawfully effectuate."

This is just not correct unless the SEC believes that the Proposal directs the Company to violate earlier agreements and violate state law. I have never been guilty of ever recommending violation of law in my entire business life and this Proposal likewise does not reach that point.

IV. Page 7, Item D

Paragraph 1

The Company asserts that the proposal "directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or associations, without factual foundation." The Proposal does ***not*** do this. It clearly states in the Statement of Support in the first sentence, "This

Resolution is not offered as criticism, but to improve future corporate performance." The Resolution does not fault officers or directors for any past decisions, it simply asks shareholders to request the Board of Directors to do it differently from now on. There can be no merit in the Company argument here.

Paragraph 2 Item Labeled as First

The Company states that the Supporting Statement contains several false and misleading statements and it suggests that the ***grant of stock options*** would encourage or lead to improper or immoral behavior on the part of the Company's employees. The following comments are presented for your review:

A. History has proven that the statements in the Statement of Support to be true. The SEC has reviewed several corporate failures, including Enron, and large stock option grants have been a common factor in many. There is not room in a 500 word proposal to provide specific support for every item the Company would choose to contest, so if the SEC so requires, I would be willing to make a general statement that it is my opinion. If this Proposal is successful in being included in the 2004 Reliant Resources Proxy, surely their statements in opposition will be held to the same standard and they must provide specific support for their positions.

B. In no place does the Proposal imply that Reliant Resources ***grant of stock options*** (emphasis added) result in all the bad behavior the Company claims. Indeed the Proposal recognizes the value of stock options in the over-all compensation package, but wants them limited to 50,000 options per person per year. That is still a lot of options and would have seemed generous a few years ago. The Proposal is against much larger annual grants.

C. The Proposal does not specifically single out and criticize officers and directors of Reliant Resources. The Proposal is a generic position applicable to any large corporation in America. The Reliant Resources examples are meant to be just that, examples of the problem. The examples used in Support Statements 3 and 4 are correct. On December 23, 2003, they were presented to Reliant Resources with the request that they comment for accuracy. They did not reply. Even so, this Proposal looks to the future and does not criticize prior actions.

D. Page 8, Item Labeled as Second

1. The Company argues that the first paragraph of the Supporting Statement which states that "large option grants are a recent phenomenon designed to make individuals rich beyond ordinary reason" is simply a personal opinion. Does anyone believe that is not the underlying reason for their popularity and the reason the number of grants have exploded so dramatically? The statement is true, but can not be "proven", along with all the other issues, in 500 words. Therefore, if the SEC requires, I will state that it is my opinion.

2. The statement that "they (stock options) often reward executives for stock price increases due solely to a general stock market rise, even if the Company performs poorly" is not an opinion. It is a fact and the wording was taken from a Shareholders Proposal approved by the SEC for a 2003 Proxy. It should not have to be qualified as opinion.

3. Supporting Statement number 6 is not an opinion, it is a fact. The Statement is supported not only by common sense, but by accepted accounting. It states in part "Don't believe that stock options are free and don't cost shareholder's anything. If exercised, the Company must service a larger number of shares or buy them back at market price. If they are not bought back, the Company looses the income it would have received had the same number of shares been sold." This statement should not be qualified as an opinion.

E. Page 8, Paragraph 2, Item Marked Third

This paragraph addresses in part statements made in Supporting Statement 3, 4 and 5. The Company contends that these statements improperly accuse the directors of breaching their respective fiduciary duties. This is not correct. With the exception of the statistical numbers in Statement 4, the Statement speaks generically of many Boards and the Reliant Resource's Board is not accused of anything. Statement 4 is accurate, although incomplete in the Reliant legal document sent to you, and the ***truth*** is used as an example. Again, this Proposal looks to the future. It does not effect or criticize the past. Statement 5 is also correct since all Boards ***do*** approve employment contracts or change of control contracts. These statements are not false and misleading.

F. Page 8, Summary Paragraph Item D

The Company seems to argue that the Proposal would require such extensive editing that the SEC could not justify the time necessary to make changes it would recommend.

1. The proposal is not that complicated and should not require more time than it deserves. Shareholders are entitled to make such proposals. Almost every one suggested by shareholders is strongly opposed at significant expense by companies in the normal course of "ordinary business operations".

2. This Proposal addresses a current problem in corporate America which must be addressed by someone and shareholders should have the right to vote on this issue.

3. I am willing to make modifications if necessary in order to get this issue before shareholders. If I had been the calculating proponent the Company is accusing me of being, certainly, any SEC positions not obvious from Regulation 14A would have been drafted to address any calculated charges.

In order to simplify this issue for the SEC, I suggest the following simple modifications to the proposal:

1. In the Resolution itself:

   A. Insert the word future in Line 2 before the word annual and substitute the word future for the word outstanding in Line 3. This is consistent with the original intent and simply clarifies what the Proposal now says.

   B. The argument relative to senior officers and directors vs. officers and employee is still not clear to me. I agree to change the wording to senior officers and directors if it is preferable.

C. The Proposal would then read as follows:

Resolved, that the shareholders of Reliant Resources, Inc. request that the Board of Directors adopt an executive compensation policy that limits the number of ***future*** annual stock option grants to no more that 50,000 shares per individual (1) ***senior officer or director*** or (2) ***officer or employee*** and that all ***future*** option grants be exercised or expire on the date of termination from the Company.

2. In the second sentence of the Statement of Support:

A. Remove the existing second sentence

B. Substitute the following sentence:

"Based on my experience as Chairman and CEO of Reliant Resources predecessor companies for 23 years, I believe the following statements are accurate and support this Proposal."

These changes are simple to make and should satisfy any legitimate concern of Reliant Resources. The changes add a maximum of 4 words to the Proposal and it still remains below the 500 word limit. In addition, the potential modifications are timely filed and I request their favorable attention.

Thank you for the opportunity to present this response to Reliant Resources' opposition to my Shareholder's Proposal. Should the staff have any questions, require any additional information, or disagree with my desire to have this important issue placed before the shareholders in the 2004 Company Proxy, I would appreciate the opportunity to confer with the staff prior to the issuance of your decision. You may reach me at the address or telephone number printed on this document.

Very truly yours,

DDJ/nss

Enclosure

cc: Michael L. Jines
Senior Vice President & General Counsel
Reliant Resources, Inc.

Jordan
Capital Management

Don D. Jordan
Chairman & Chief Executive Officer
Retired Chairman & CEO
Reliant Energy

December 23, 2003

Mr. Joel V. Staff
Chairman & Chief Executive Officer
Reliant Resources, Inc.
P. O. Box 148
Houston, TX 77001-0148

Dear Mr. Staff:

In accordance with Rule 14a-8 of the Security and Exchange Commission, I am submitting the attached Shareholder's Proposal for inclusion in the Reliant Resources, Inc.'s proxy to be mailed to shareholders in 2004.

I am a qualifying shareholder holding common shares of Reliant Resources, Inc. in the names of Don D. Jordan and DDJ Investments in excess of $2,000 in market value for over one year, and will continue to hold these securities through the date of the annual shareholders meeting. This resolution request is timely filed prior to January 5, 2004 and qualifies in all other ways under the SEC rules.

All statements, dates, and numbers listed in the resolution are believed to be correct. However, if you find any that require modification, I hereby request your early communication in order that accuracy can be assured.

If approved, this resolution will benefit shareholders and I look forward to presenting it at the annual shareholder's meeting. I hope the Company will support this resolution and encourage shareholders to vote in its favor.

Sincerely,

Don D. Jordan

DDJ/nss

Attachment

cc: Mr. Michael L. Jines
Senior Vice President & General Counsel
Reliant Resources, Inc.
P. O. Box 1384
Houston, TX 77251

...y Suite 910 Houston, Texas 77056 Telephone 713.207.3001 Fax 713.207.3065

Reliant Resources, Inc.
Shareholder Proposal

Resolved, that shareholders of Reliant Resources, Inc. request the Board of Directors adopt an executive compensation policy that limits the number of annual stock options grants to no more than 50,000 shares per individual officer or employee and that all outstanding option grants be exercised or expire on the date of termination from the Company.

Statement of Support: This Resolution is not offered as criticism, but to improve future corporate performance. Recent events have proven large stock option grants are not in the long-term best interest of the corporation or the shareholders for the following reasons:

1. Large option grants are a recent phenomenon designed to make individuals rich beyond ordinary reason. They often reward executives for stock price increases due solely to a general stock market rise, even if the company performs poorly.

2. The potential to become personally rich often creates temptation, temptation turns to greed, and greed promotes short-term, self-serving decisions rather than those in the long-term best interest of the company.

3. Directors sometimes do not diligently control the total number of option grants and often continue to make large grants each year. For example, the Reliant Resources Board granted its former CEO approximately 2,050,000 option shares from March 1, 2001 to April 1, 2003.

4. Directors of Reliant Resources granted the same former CEO 500,000 option shares at approximately $3.50 each on March 11, 2003, only one month prior to asking him to resign on April 11, 2003. He was allowed to keep these options active for 3 years after his termination. Should Reliant Resources stock reach $20 per share before April 2006, he can receive a profit of $8,250,000 on this single grant even though he will have contributed nothing during those 3 years. Is this fair to the Company or shareholders?

5. Existing employment contracts are no excuse since Boards create the contracts.

6. Don't believe that stock options are free and don't cost shareholders anything. If exercised, the Company must service a larger number of shares outstanding or buy them back at market price. If they are not bought back, the Company looses the income it would have received had the same number of shares been sold. New regulations recognize this and will likely make corporations charge earnings for future grants.

7. It is not theory that large stock option grants alter the heart and mind of many who receive them. We have all seen it happen. Shareholders must exercise self-help or be destined to see it happen again somewhere.

8. Adequate compensation packages can reward executive performance and competent executives can be employed without the use of outrageous stock option grants. One hundred years of history prior to their recent adoption proves that fact.

Shareholders must stand against corporate self-serving arguments that large stock option grants help shareholders. **They do not.** Remind this Board that they work for you and vote for this resolution.

Submitted by Don D. Jordan, Retired Chairman and Chief Executive Officer of Houston Lighting & Power Co., Houston Industries, Inc. and Reliant Energy, Inc.

Jordan
Capital Management

Don D. Jordan
Chairman & Chief Executive Officer
Retired Chairman & CEO
Reliant Energy

2004 FEB 11 PM 3: 18

February 2, 2004

Mr. Joel V. Staff
Chairman & Chief Executive Officer
Reliant Resources, Inc.
P. O. Box 148
Houston, TX 77001-0148

Dear Mr. Staff:

On December 23, 2003, I submitted the attached proposal to Reliant Resources, Inc. for inclusion in the Company's 2004 proxy for a vote by shareholders. According to SEC Regulations, if the Company has any areas of disagreement or concern, it has 14 days to identify them to me and I then have 14 days to make any necessary correction.

Since I have had no communication from you since you received the proposal, it is clear that you do not have any questions or concerns about the proposal. I expect the printed form in the proxy to be in the same form as received by you.

In addition, I request a listing of the names, addressees and telephone numbers of the 100 largest voting shareholders, whether they are individual or corporate holders, or voting holders of individual or corporate stock owners. I am familiar with shareholder records and know that such data is readily available from computer records at very little cost to you. I would appreciate receiving this information no later than March 1, 2004.

Thank you for you consideration and I hope the corporation will support my proposal.

Sincerely,

DDJ/nss

Enclosure

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reliant Resources, Inc.
Incoming letter dated February 6, 2004

The proposal requests the board adopt an executive compensation policy that limits stock option grants per individual officer or employee and requires all outstanding option grants to be exercised or expire upon termination from the company.

There appears to be some basis for your view that Reliant may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Reliant omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Reliant relies.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor